Exhibit 11

Earnings Per Share Calculations
(in thousands, except per share amounts)

	Fiscal Year Ended
	Dec 31,	Dec 31,	Dec 31,
	2004	2003	2002

Basic:

Net Income	$ 91,534	$ 81,730	$ 66,612

Weighted average shares outstanding	14,107	14,428	15,104

Basic earnings per common share	$ 6.49	$ 5.66	$ 4.41

Diluted:

Net income	$ 91,534	$ 81,730	$ 66,612

Weighted average shares outstanding	14,107	14,428	15,104

Dilutive effect of stock options	141	167	140

Dilutive effect of deferred stock	159	230	261

Diluted weighted average shares outstanding	14,407	14,825	15,505

Diluted earnings per Common Share	$ 6.35	$ 5.51	$ 4.30